Exhibit 99.1

OKYO Pharma to Present at the Stifel 2026 Healthcare Conference

London and New York, NY, November 5, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced that it will participate at the Stifel 2026 Healthcare Conference November 10–12, 2026.

Robert J. Dempsey, Chief Executive Officer, is scheduled to present at 9:20 a.m. ET on Thursday, November 12, 2026, at the Stifel 2026 Healthcare Conference to be held at the Lotte New York Palace Hotel, New York, NY. In addition to presenting, OKYO Leadership will be available for one-on-one investor meetings throughout the conference. Investors interested in arranging a meeting should contact their Stifel representative.

A live webcast of the presentation at the Stifel 2026 Healthcare Conference will be available at Stifel Live Webcast. Following the conference, the webcast will be archived for 90 days and available on the OKYO Events & Presentation section of the Investor section of the OKYO Pharma website.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. Lead candidate, urcosimod for neuropathic corneal pain (NCP), recently announced first patients enrolled in Phase 3 NEPTUNE trial. For more information, please visit www.okyopharma.com and follow us on LinkedIn.

Investor inquiries or meeting requests:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: ir@okyopharma.com